October 13, 2020

By EDGAR Submission

Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn: Katherine Bagley

Re:	The Walt Disney Company
Form 10-K for the Fiscal Year Ended September 28, 2019
Filed November 20, 2019
File No. 001-38842

Dear Ms. Bagley:
We are in receipt of the letter, dated September 30, 2020, from the staff of the U.S. Securities and Exchange Commission with respect to the above-referenced filing by The Walt Disney Company. Per your communications with our counsel, in order to ensure ample time to provide you with a thorough response, we anticipate providing a complete response to the comment letter no later than Monday, November 2, 2020.
If you have any questions regarding the foregoing or otherwise, please do not hesitate to contact me at the telephone number or email provided to you previously.

Sincerely,
/s/ Jolene E. Negre
Jolene E. Negre
Associate General Counsel and Assistant Secretary

cc: Mara Ransom, Division of Corporation Finance